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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____________)

                      WNC HOUSING TAX CREDIT FUND II, L.P.
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                       (NAME OF SUBJECT COMPANY [ISSUER])

                        EVEREST TAX CREDIT INVESTORS, LLC
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                                    (BIDDER)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
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                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              CHRISTOPHER K. DAVIS
                           EVEREST PROPERTIES II, LLC
                        199 S. LOS ROBLES AVE., SUITE 440
                               PASADENA, CA 91101
                            TELEPHONE (800) 611-4613
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            CALCULATION OF FILING FEE
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      TRANSACTION VALUATION:  $140,000(1)          AMOUNT OF FILING FEE:  $28

(1) CALCULATED AS THE PRODUCT OF THE NUMBER OF UNITS ON WHICH THE OFFER IS MADE AND THE GROSS CASH PRICE PER UNIT.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:  Not Applicable        Filing party:  Not Applicable

    Form or registration no.:  Not Applicable      Date filed:  Not Applicable


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                                 SCHEDULE 14D-1

CUSIP NO :  NONE

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    1.  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Everest Tax Credit Investors, LLC
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    2.  CHECK THE APPROPRIATE BOX IF A MEMBER                     (a) [  ]
        OF A GROUP*                                               (b) [  ]
        Not Applicable
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    3.  SEC USE ONLY

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    4.  SOURCE OF FUNDS*
        AF
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    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(e) OR 2(f)                       [  ]
        Not Applicable
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    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
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    7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
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    8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES     [  ]
        CERTAIN SHARES
        Not Applicable
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    9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        Not Applicable
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  10.   TYPE OF REPORTING PERSON*
        OO
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        This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to an offer by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser") to purchase up to 700 units of limited partnership interests ("Units") in WNC Housing Tax Credit Fund II, L.P. (the "Partnership") at $200.00 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made to Unit Holders by the Partnership after April 14, 1998 and less any tax credits allocable to selling Unit Holders after June 30, 1998, and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1998, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 11(a)(1) and 11(a)(2) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is WNC Housing Tax Credit Fund II, L.P., a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 3158 Redhill Avenue, Suite 120, Costa Mesa, California 92626.

         (b) The class of equity securities to which this Statement relates is Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth on the cover page, in the "Introduction" and "Certain Information Concerning the Partnership - Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

         (c) Reference is hereby made to the information set forth in the "Introduction - Purpose of the Offer" and "Determination of Purchase Price - Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) Reference is hereby made to the information set forth on the cover page and in the "Certain Information Concerning the Purchaser" and
Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

        (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. During the last five years, neither of Global Capital Management, Inc. ("GCM") or Valley Creek Capital, Inc. ("Valley Creek") nor, to the best of their knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The inclusion of information concerning GCM and Valley Creek does not constitute an acknowledgment or agreement that either of them is a co-bidder in the Offer.

         (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


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         (a)  None.

         (b) Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (b)-(c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

         (a)-(g) Reference is hereby made to the information set forth in the "Introduction - Purpose of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (g) of Item 5 of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) Reference is hereby made to the information set forth in the "Introduction" and "Certain Information Concerning the Partnership - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Reference is hereby made to the information set forth in the "Certain Information Concerning the Purchaser-Letter Agreement for Option to Purchase Securities" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Reference is hereby made to the information set forth in "Certain Legal Matters - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF BIDDER.

         Not applicable. Certain information regarding the ability of the Purchaser to finance the Offer is set forth in "Certain Information Concerning the Purchaser - Source of Funds" of the Offer to Purchaser and is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  Not applicable.

         (b)-(d) Reference is hereby made to the information set forth in "Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.


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         (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

         (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         11(a)(1) Cover Letter to Unit Holders and Offer to Purchase, dated May
                  12, 1998.

         11(a)(2) Agreement of Transfer and Letter of Transmittal, with
                  Instructions.

         11(a)(3) Summary Publication.

         11(c) Letter Agreement for Option to Purchase Securities, dated April 29, 1998, by and among the Purchaser, Global Capital Management, Inc. and Valley Creek Capital, Inc.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1998


                                               EVEREST TAX CREDIT INVESTORS, LLC
                                               By: EVEREST PROPERTIES II, LLC,
                                                   Manager

                                                   By: /s/ David I. Lesser
                                                       -------------------------
                                                       David I. Lesser
                                                       Executive Vice President

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                                  EXHIBIT INDEX

        Exhibit No.     Description
        -----------     -----------

        11(a)(1) Cover Letter to Unit Holders and Offer to Purchase, dated May 12, 1998.

        11(a)(2) Agreement of Transfer and Letter of Transmittal, with Instructions.

        11(a)(3)        Summary Publication.

        11(c) Letter Agreement for Option to Purchase Securities, dated April 29, 1998, by and among the Purchaser, Global Capital Management, Inc. and Valley Creek Capital, Inc.